Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund April 2013 Update
May 16, 2013

Supplement dated May 16, 2013 to Prospectus dated April 30, 2013
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.0%	0.8%	$31.4M	$1,225.88
B	1.0%	0.6%	$303.0M	$1,030.88
Legacy 1	1.2%	1.5%	$4.4M	$889.45
Legacy 2	1.2%	1.5%	$10.4M	$877.14
Global 1	1.2%	1.7%	$11.7M	$859.94
Global 2	1.2%	1.6%	$23.9M	$849.04
Global 3	1.1%	1.1%	$214.2M	$788.09
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Australian dollar depreciated against counterparts after poor economic data renewed fears of a global economic slowdown and decreased the demand for higher-yielding assets. The Japanese yen continued to weaken as the Bank of Japan continued to expand its long-term debt purchases.

Energy:  Crude oil was down nearly 4% as demand forecasts fell in response to weak economic data from the European and Chinese economies.  Despite finishing lower, crude oil ended April on a slight rally spurred by refinery maintenance in Nigeria.  Natural gas prices rose as unseasonably cold weather continued across the U.S.

Equities:  The Nikkei 225 gained nearly 12% on speculation the ongoing aggressive quantitative easing by the Bank of Japan will continue to bolster Japan’s export industries.  The S&P 500 ended a whipsaw month slightly positive.  Bullish earnings reports and upbeat housing data were the main drivers behind the late-month rally.

Fixed Income:  The price for U.S. 30-year Treasury bonds gained more than 3% as disappointing U.S., Chinese, and Eurozone data weighed on investor sentiment in early-April.

Grains/Foods:  Corn prices fell as rainfall in key corn producing states provided optimism for the 2013 crop yield.  Cotton prices declined nearly 3% as strong supplies continued to add to already substantial inventories.

Metals:  Gold prices plummeted nearly 9% in one day due to liquidations which were prompted by news  Cyprus would sell a portion of its gold reserves to help fund their bailout.  By month-end, gold markets retraced slightly, driven by U.S. dollar weakness, but finished the month down 7.7%.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$4,001,560	$4,505,408
Change In Unrealized Income (Loss)	14,862,406	17,335,798
Brokerage Commission	-282,206	-1,083,058
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-513,210	-1,997,851
Change in Accrued Commission	23,596	-46,207
Net Trading Income (Loss)	10,089,026	18,691,482

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$48,467	$216,287
Interest, Other	50,551	229,761
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	10,188,044	19,137,530

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	831,941	1,150,389
Operating Expenses	128,637	524,954
Organization and Offering Expenses	148,916	607,473
Brokerage Expenses	2,894,914	11,827,832
Dividend Expenses	0	0
Total Expenses	4,004,408	14,110,648

Net Income (Loss)	$6,183,636	$5,026,882

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$603,620,272	$636,740,049
Additions	3,134,376	11,955,419
Net Income (Loss)	6,183,636	5,026,882
Redemptions	-13,994,138	-54,778,204
Balance at April 30, 2013	$598,944,146	$598,944,146

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,225.883	25,637.50994	$31,428,598	1.01%	0.78%
B	$1,030.883	293,909.38576	$302,986,151	0.96%	0.58%
Legacy 1	$889.445	4,945.29733	$4,398,568	1.19%	1.52%
Legacy 2	$877.141	11,864.20528	$10,406,584	1.17%	1.45%
Global 1	$859.939	13,550.53826	$11,652,631	1.22%	1.71%
Global 2	$849.036	28,127.88346	$23,881,589	1.20%	1.62%
Global 3	$788.086	271,785.07831	$214,190,026	1.06%	1.05%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership